[ING FUNDS LOGO]

September 16, 2010

VIA EDGAR

Mr. Mark A. Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          ING Investors Trust (on behalf of ING Large Cap Growth Portfolio)

File No.  811-05629

Dear Mr. Cowan,

This letter responds to comments provided to Christopher C. Okoroegbe on September 13, 2010 in connection with a proxy statement (the “Proxy Statement”) that was filed on September 2, 2010 by ING Investors Trust (the “Registrant”) on behalf of ING Large Cap Growth Portfolio (the “Portfolio”). Set forth below are the Registrant’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”). All revisions to the Proxy Statement in response to your comments will be reflected in the definitive Proxy Statement, which will be filed on or about September 20, 2010 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Proxy Statement.

General

1.              Comment: Please disclose prominently that approval of the proposal may result in an increase in the Portfolio’s gross expenses (e.g., a vote in favor of the proposal may result in increased fees at the expiration of the waiver).

Response:  The Registrant has added the requested disclosure in response to your comment.

Annual Portfolio Operating Expenses

2.              Comment: Please delete the first footnote to the table of Annual Portfolio Operating Expenses as the footnote disclosure is not required or permitted by the new Form N-1A format.  See Item 22(a)(3)(iv) to Schedule 14A.

Response: As shown in the pro forma column of the expense table, the fee structure under the proposed advisory agreement would result in material changes to the current fee structure.  As a result, the Registrant believes that Footnote 1, which identifies the estimated operating expenses after the contractual changes of the proposed advisory agreement and related expense limitation agreement, is permitted under Instruction 3(d)(ii) to Item 3 of Form N-1A. However, to clarify the footnote, the Registrant has moved reference to Footnote 1 from the table heading to the pro forma column.

3.              Comment: The disclosure in Footnote 2 to the comparative fee table on page 8 appears to be inconsistent with the information in the table.  For instance, the footnote states that by waiving a portion of the distribution fee, the actual fee paid by the Class ADV and Class S2 shares is an annual rate of 0.35% and 0.15%, respectively.  And absent the waiver, the distribution fee is 0.50% for Class ADV and 0.25% for Class S2.  However, no figures in the table appear to correspond to these figures.

Response:  The distribution fee of 0.50% for Class ADV, 0.00% for Class S and 0.25% for Class S2 is aggregated with the shareholder servicing fee of 0.25% for Class ADV, Class S and Class S2 in the second line item for each class.  As a result the total distribution and shareholder servicing fee would be 0.75% for Class ADV, 0.25% for Class S and 0.50% for Class S2.  As drafted, Footnote 2 showed the accurate waiver amount for the distribution fee for Class ADV and Class S2.  These waived amounts were not reflected in the second line item, but were shown in the sixth line item for Class ADV and Class S2 and referenced in Footnote 4.  However, to clarify the footnotes, Footnote 2 has been deleted and consolidated with the waiver information in Footnote 4.

What were the factors that were considered by the Board?

4.              Comment: In the first bullet point, please clarify “new fee structure.”  Is it referring to the change from a unified fee structure to the unbundled fee structure?  Or is it referring to gross/net portfolio fees?

Response: The disclosure has been revised to reflect that the first bullet point refers to the proposed net expenses ratio for the Portfolio.

5.              Comment: With respect to the second bullet point, in which the Board concludes, after considering a copy of the proposed advisory agreement, that the level of anticipated advisory fees payable is appropriate in light of the new level of services to be provided by the adviser, please disclose more specificity (e.g., considerations regarding the replacement of a breakpoint fee schedule with a single fee structure and the method by which the advisory and the non-advisory portion of the fee were determined).

Response:  The Registrant has revised the bullet point in response to your comment.

6.              Comment: Please consider clarifying the third bullet point, as it is confusing as to what the disclosure is intended to impart.

Response:  The Registrant has revised the bullet point to clarify the disclosure in response to your comment.

7.              Comment: Please state the conclusion with respect to the profitability analyses referenced in the tenth bullet point.

Response: The Registrant appreciates the Staff’s comment, but does not believe Item 22(c)(11)(i) to Schedule 14A requires the Board to make a conclusion for each factor it evaluates.  The profitability and financial impact analyses are parts of the same factor evaluated by the Board.  Furthermore, in analyzing the profitability and financial impact of the proposal, the Board took into consideration the change from a sub-adviser not affiliated with ING to an ING-affiliated sub-adviser, and the net revenue benefits to ING as a result of this change.

8.              Comment: Please specify the financial impact to DSL (i.e, favorable or unfavorable) referenced in bullet point number eleven.

Response:  Please refer to the Registrant’s response to Comment 7.

9.              Comment: Please state what the Board concluded with respect to the resulting increase in the Portfolio’s gross expenses.

Response: The Registrant appreciates the Staff’s comment, but does not believe Item 22(c)(11)(i) to Schedule 14A requires the Board to make a conclusion for each factor it evaluates.  The paragraph following the bullet points in the section entitled “What were the factors that were considered by the Board?” already states that “the Board concluded that… (2) the Portfolio’s estimated expense ratio is reasonable in the context of all the factors considered by the Board…”  However, the definitive filing of the Proxy Statement will include more detailed disclosure of the Board’s considerations on the increase in the Portfolio’s gross expenses.

10.       Comment: Also, more detail is needed about the Board’s conclusion with respect to fees and the advisory agreement.  See Item 22(c)(11)(i) to Schedule 14A.

Response:  The disclosure has been revised in response to your comment.

What are the Terms of the Proposed Sub-Advisory Agreement?

11.       Comment: Please discuss the factors that formed the basis for the lower sub-advisory fee payable under the new proposed sub-advisory agreement. More detail is also needed about the Board’s conclusion with respect to fees and the advisory agreement.  See Item 22(c)(11)(i) to Schedule 14A.

Response:  The Registrant has added disclosure to address the basis for the lower sub-advisory fee on page 9 in the “What are the terms of the Proposed Sub-Advisory Agreement?” section.

12.       Comment: In regard to quorum requirements, please consider clarifying that (due to the use of proportional voting) the presence at the meeting of the participating insurance companies and Qualified Plans will be sufficient to constitute a quorum of all the shares of the Fund.

Response:  The disclosure has been revised in response to your comment.

13.       Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2278.

Very truly yours,
/s/Chris C. Okoroegbe
Chris C. Okoroegbe
Counsel
ING U.S. Legal Services

Attachments

cc:           Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

Attachment A

September 16, 2010

VIA EDGAR

Mark A. Cowan, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:         ING Investors Trust (on behalf of ING Large Cap Growth Portfolio)

File Nos.  033-23512; 811-05629

Dear Mr. Cowan:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:           Jeffrey S. Puretz, Esq.

Dechert LLP